Insider transaction detail - View details for insider	2010-06-16 13:47 ET

Transactions sorted by:	Insider
Insider family name:	noyes ( Starts with )
Given name:	Erwin ( Starts with )
Filing date range:	June 16, 2010 - June 16, 2010
Equity securities:	Common Shares
Issuer derivatives:	Options

Insider name:	NOYES, Erwin Lewis

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares

1655267	2010-06-14	2010-06-16	Direct Ownership :	51 - Exercise of options	+12,000	4.9300	75,247
1655271	2010-06-14	2010-06-16	Direct Ownership :	51 - Exercise of options	+24,800	2.7800	100,047
1655277	2010-06-14	2010-06-16	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	8.2000	85,047
1655283	2010-06-14	2010-06-16	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,500	8.2100	79,547
1655361	2010-06-15	2010-06-16	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	8.1400	59,547
1655366	2010-06-15	2010-06-16	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,400	8.1800	57,147
Security designation: Options (Common Shares)

1655252	2010-06-14	2010-06-16	Direct Ownership :	51 - Exercise of options	-12,000	4.9300	155,400				Common Shares	-12,000	155,400
1655260	2010-06-14	2010-06-16	Direct Ownership :	51 - Exercise of options	-24,800	2.7800	130,600				Common Shares	-24,800	130,600